Filed by Nikola Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Romeo Power, Inc.

(Commission File No. 001-38795)

[First used August 1, 2022]

Important All-Employee Message from Mark

August 1, 2022

Team,

I’m writing today with the exciting news that Nikola has agreed to acquire Romeo Power, our current supplier of battery modules and packs. This is an important strategic step for us. Batteries are the most expensive component of the Nikola Tre BEV, and they are an integral part of the Tre FCEV. After the transaction closes, we will own our battery intellectual property, and we will have our own battery engineering and production teams and facilities.  You can read details in the press release here. read details in the press release here. https://www.sec.gov/Archives/edgar/data/1731289/000119312522207639/d317759dex992.htm

Based in Cypress, California, Romeo has broad engineering capabilities and a dedicated manufacturing facility. We have long been their largest customer. We have worked closely with them to develop proven commercial vehicle battery module and pack architecture, thermal systems, and software battery management systems. As they become part of our team, we expect battery production to quickly increase and become more efficient. We expect that our supply chain costs will rapidly improve. And ultimately, we will develop even more impressive and groundbreaking battery technology as we go forward.

This doesn’t change our battery work with Proterra. As you know, we always want to have second sources, alternatives, or backups for all of our critical needs. Proterra has been and will continue to be an important battery partner for Nikola.

A couple of important points to keep in mind. Until the transaction closes, which we expect will happen sometime in the fourth quarter of this year, Romeo is still a separate company. At this point, nothing should change in terms of how you interact with Romeo employees other than looking forward to when we will become one team. As we get closer to the closing, we’ll keep you updated on integration plan specifics. We’ll also discuss this further and try to address any immediate questions you have at the All-Hands meeting, which as usual will follow our Earnings Call, on Thursday.

I want to recognize the Nikola people who put such extraordinary effort into making this happen. An agreement combining two publicly traded companies is always a tremendous amount of work. I’m so grateful to all those who are working so hard to make it happen. They vividly demonstrate our core “drive forward” value by pushing themselves and others to think creatively, to go further and to achieve more.

Mark

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for any offer materials that Nikola Corporation (“Nikola”), its acquisition subsidiary or Romeo Power, Inc. (“Romeo”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Nikola and its acquisition subsidiary will file a tender offer statement on Schedule TO, Nikola will file a registration statement on Form S-4 and Romeo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. ROMEO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Romeo stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nikola will be available free of charge by contacting Investor Relations, Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040. Copies of the documents filed with the SEC by Romeo will be available free of charge by contacting Investor Relations, Corporate Secretary, Romeo Power, Inc., 5560 Katella Avenue, Cypress, California 90630.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including statements relating to the exchange offer, the proposed merger, the anticipated benefits of the proposed merger, including potential cost savings, synergies and performance improvements, the expected benefits of any liquidity support, the expected financial impact of the proposed transaction on Nikola, Nikola’s expectations regarding its ongoing liquidity needs and ability to satisfy those needs, and Nikola’s expectations regarding the closing of the merger. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited: risks related to the ability of Nikola to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s shares being validly tendered into the exchange offer to meet the minimum condition; the ability of Romeo and Nikola to receive the required regulatory approvals for the proposed acquisition; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; Nikola’s ability to successfully integrate Romeo’s battery pack production into its business; Nikola’s ability to realize expected synergies, benefits, cost savings and performance improvements; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that disruption from the proposed acquisition may make it more difficult to maintain business and operational relationships; the potential negative effects of the announcement or the consummation of the proposed transaction on the market price of Nikola’s common stock or on its business or operating results; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Romeo’s business relationships, operating results, and business generally; risks relating to significant transaction costs and known or unknown liabilities; risks associated with third party contracts containing consent or other provisions that may be triggered by the proposed transaction; the ability of Nikola to continue to obtain sufficient capital to support its business; and the ability of the parties to retain and hire key personnel. There can be no assurance that the proposed transaction or any other matters described above will in fact be consummated in the manner described or at all.

For additional information regarding factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Nikola and Romeo on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and Nikola disclaims any obligation to update any forward-looking statement, except as required by law.

Nikola Mission Transcript

[Transcript of video message first used August 1, 2022:]

Speaker 1:	You know, it’s not supposed to be easy to solve a global problem. You have to do whatever it takes. Whatever you want to call it that makes you step off into the first step of an unknown journey, and then, undeterred, continue to drive for it no matter what happens, that’s what it takes.

Speaker 2:	Change has always been a part of the world. And that’s what’s happening with decarbonization. It’s accelerating. I’ve always thought there are two classes of people, the ones that wait for change and the ones that start working on change today. Those are the pioneers. Those are the ones that want to change the world.

Speaker 3:	Getting to zero emissions is the linchpin for everything else. This is not a small problem and it’s not a small solution. These are big problems, and this is a big, game-changing solution. And we know we can get off our dependency on fossil fuels. Uh, we also know that either we do it now or we’re doing it later, because fossil fuels is a finite resource.

Speaker 4:	There are millions and millions of diesel trucks in the US and in Europe. It’s a massive opportunity. Scale is huge, and I think the changes are coming much faster than we think.

Speaker 5:	The pace of change is, is breathtaking right now. Our job is to take the part of that change that we’ve decided to prove out and stay the course. What we’re proving out here is so much bigger than what most people see, which is just a truck. But that’s just the tip of the iceberg.

Speaker 6:	We have been very clear, and we have articulated how we can deliver a fuel cell truck as well as fuel and service. We recognize that this is a long game. There’s a logic to this. When it comes to zero emission vehicles and decarbonizing the world, these are worthwhile goals. We get excited about it. We’re We get passionate about it. Without trying to be too overly ambitious about what it will take to actually disrupt the market.

Speaker 7:	This industry’s been somewhat complacent for, for some time now. So you know, you can argue it’s time for change. It’s time for an evolution. What we’re doing, you know, we’re, we’re evolving an industry, right? Charging the way and leading a path. Uh, we have to continue to push now, uh, to get to these goals of, of zero emissions and a zero emissions world.

Speaker 5:	That’s why I always say the only way to do something that’s never been done before is to go someplace you’ve never been.

Welcome Video Transcript

[Transcript of video message first used August 1, 2022]

Mark Russell:	Hey, I’m Mark Russell. I’m the chief executive officer here at Nikola. And on behalf of the entire team here at Nikola, we’re thrilled that we’re going to be on the same team going forward. It’s an incredibly exciting day for all.

If you don’t know anything about us, we were founded in 2015. We’re headquartered in Phoenix, Arizona. We have over 1,200 passionate employees who are focused on bringing our battery, electric, and hydrogen fuel cell electric semi trucks to the market, as well as providing the energy infrastructure that they need to operate.

If the name sounds familiar, it’s because we have been partners for some time. Nikola and Romeo have been working for several years together, and we share a common vision about the fleet of the future.

This is a big strategic move for us. It’s one that brings battery pack engineering and production in house. We believe that Romeo’s proven technology and expertise will help us accelerate our product development, increase the range and charge rates of our trucks, and improve our customers’ experience. We’re thrilled that Romeo’s Cypress, California facility will become our battery center of excellence going forward after closing.

I’m sure you have questions about what that means for you and what it will be like to be part of Nikola. Nothing will change in the near term as we work to close the transaction. It will take several months. We expect it will happen as soon as October.

Until then, it’s important that you continue your important day-to-day work. It’s helping all of us drive towards a zero emission future. We’ll be giving you more information in the coming weeks and months as we get closer to the closing. Meanwhile, I look forward to formally welcoming you once the transaction closes and hope that you’re as excited as we are about the possibilities in front of us. I’m confident that together we’ll continue driving forward with our mission of pioneering solutions for a zero emission world of the future. Thank you.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for any offer materials that Nikola Corporation (“Nikola”), its acquisition subsidiary or Romeo Power, Inc. (“Romeo”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Nikola and its acquisition subsidiary will file a tender offer statement on Schedule TO, Nikola will file a registration statement on Form S-4 and Romeo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. ROMEO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Romeo stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nikola will be available free of charge by contacting Investor Relations, Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040. Copies of the documents filed with the SEC by Romeo will be available free of charge by contacting Investor Relations, Corporate Secretary, Romeo Power, Inc., 5560 Katella Avenue, Cypress, California 90630.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including statements relating to the exchange offer, the proposed merger, the anticipated benefits of the proposed merger, including potential cost savings, synergies and performance improvements, the expected benefits of any liquidity support, the expected financial impact of the proposed transaction on Nikola, Nikola’s expectations regarding its ongoing liquidity needs and ability to satisfy those needs, and Nikola’s expectations regarding the closing of the merger. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited: risks related to the ability of Nikola to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s shares being validly tendered into the exchange offer to meet the minimum condition; the ability of Romeo and Nikola to receive the required regulatory approvals for the proposed acquisition; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; Nikola’s ability to successfully integrate Romeo’s battery pack production into its business; Nikola’s ability to realize expected synergies, benefits, cost savings and performance improvements; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that disruption from the proposed acquisition may make it more difficult to maintain business and operational relationships; the potential negative effects of the announcement or the consummation of the proposed transaction on the market price of Nikola’s common stock or on its business or operating results; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Romeo’s business relationships, operating results, and business generally; risks relating to significant transaction costs and known or unknown liabilities; risks associated with third party contracts containing consent or other provisions that may be triggered by the proposed transaction; the ability of Nikola to continue to obtain sufficient capital to support its business; and the ability of the parties to retain and hire key personnel. There can be no assurance that the proposed transaction or any other matters described above will in fact be consummated in the manner described or at all.

For additional information regarding factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Nikola and Romeo on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and Nikola disclaims any obligation to update any forward-looking statement, except as required by law.

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[Social media posts first used August 1, 2022:]